EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2009	2008	2007	2006	2005

	(dollars are in millions)

Ratios excluding interest on deposits:
Net (loss) income	$(142)	$(1,689)	$138	$1,036	$976
Income tax (benefit) expense	(84)	(919)	(1)	530	566
Less: Undistributed equity earnings	28	35	-	34	73
Fixed charges:
Interest on:
Borrowed funds	74	283	357	300	270
Long-term debt	782	985	1,443	1,457	1,025
One third of rents, net of income from subleases	24	24	29	25	19

Total fixed charges, excluding interest on deposits	880	1,292	1,829	1,782	1,314
(Loss) earnings before taxes and fixed charges, net of undistributed equity earnings	$626	$(1,351)	$1,966	$3,314	$2,783

Ratio of (loss) earnings to fixed charges	.71	(1.05)	1.07	1.86	2.12

Total preferred stock dividend factor(1)	$116	$122	$99	$133	$71

Fixed charges, including the preferred stock dividend factor	$996	$1,414	$1,928	$1,915	$1,385

Ratio of (loss) earnings to combined fixed charges and preferred stock dividends	.63	(.95)	1.02	1.73	2.01

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$880	$1,292	$1,829	$1,782	$1,314
Add: Interest on deposits	991	2,426	3,840	3,113	1,771

Total fixed charges, including interest on deposits	$1,871	$3,718	$5,669	$4,895	$3,085

(Loss) earnings before taxes and fixed charges, net of undistributed equity earnings	$626	$(1,351)	$1,966	$3,314	$2,783
Add: Interest on deposits	991	2,426	3,840	3,113	1,771

Total	$1,617	$1,075	$5,806	$6,427	$4,554

Ratio of earnings to fixed charges	.86	0.29	1.02	1.31	1.48

Fixed charges, including the preferred stock dividend factor	$996	$1,414	$1,928	$1,915	$1,385
Add: Interest on deposits	991	2,426	3,840	3,113	1,771

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,987	$3,840	$5,768	$5,028	$3,156

Ratio of earnings to combined fixed charges and preferred stock dividends	.81	.28	1.01	1.28	1.44

(1)	Preferred stock dividends grossed up to their pretax equivalents.